

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Eran Plaut
Chairman of the Board, Director and Chief Executive Officer
Spree Acquisition Corp. 1 Limited
1922 Wildwood Place NE
Atlanta, GA 30324

      Re: Spree Acquisition Corp. 1 Limited
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 30, 2023
          File No. 001-41172

Dear Eran Plaut:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services